UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF): 04.032.433/0001-80
Company Registry (NIRE): 33300275410
Publicly Held Company

NOTICE TO THE MARKET

Rio de Janeiro, May 27, 2010 – Pursuant to CVM Official Letter CVM/SGE/001/03, of January 22, 2003, and to article 12, caput, of CVM instruction 358, of January 3 2002, Contax Participações S.A. (“Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received a letter from SKOPOS ADMINISTRADORA DE RECURSOS LTDA., written on May 27 2010, announcing that it has reached a 6.70% participation in preferred shares of the Company, equivalent to 2,458,700 shares of that type, which does not alter the Company´s control and administrative structure.

     Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
CONTAX PARTICIPAÇÕES S.A.

" São Paulo, May 27, 2010.

To:

COMISSÃO DE VALORES MOBILIÁRIOS – CVM
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro
At.: Superintendência de Relações com Empresas
Sra. Elizabeth Lopez Rios Machado

C/c CONTAX PARTICIPAÇÕES S.A.
At. Sr. Michel Sarkis
Diretor de Relações com Investidores
e-mail: rpcuesta@contax.com.br; ri@contax.com.br; msarkis@contax.com.br telefone: (021) 3131- 0692

Subject: Acquisition of Preferred Shares of Contax Participações S.A.

Dear Sirs,

SKOPOS ADMINISTRADORA DE RECURSOS LTDA., inscribed in the corporate roll of taxpayers (CNPJ/MF) under nº 04.368.986/0001-08, with registered offices at Alameda Tocantins, 75 -1º andar – sala 101 – Alphaville Industrial – Barueri – SP and SKOPOS INVEST -ADMINISTRADORA DE RECURSOS INTERNACIONAIS LTDA., inscribed in the corporate roll of taxpayers (CNPJ/MF) under nº 08.749.411/0001-96, with registered offices at Rua Viradouro, 63 – 4º andar - conjto 41 – Itaim Bibi - SP, hereby announces to the market, in accordance with CVM instruction 358/02, that its investment funds and its non-resident investors legally represented by these Institutions, reached a 4.11% of participation of Contax Participações S.A., through the ownership of 2,458,700 or 6.70% of the Company’s preferred shares. No signed agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the company has been made.

Sincerely,

SKOPOS ADMINISTRADORA DE RECURSOS LTDA.
SKOPOS INVEST - ADMINISTRADORA DE RECURSOS INTERNACIONAIS LTDA "

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.